Exhibit 99.1

Richmont Mines Inc. and Louvem Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT AND LOUVEM ANNOUNCE COMPLETION OF ACQUISITION OF OUTSTANDING 30% OF LOUVEM BY RICHMONT

Montreal, Quebec, June 30, 2010 – Richmont Mines Inc. ("Richmont") (TSX - NYSE Amex: RIC) and Louvem Mines Inc. ("Louvem") (TSX Venture Exchange: LOV) are pleased to jointly announce the completion of the acquisition of the issued and outstanding shares of Louvem not currently owned by Richmont, by way of amalgamation (the "Amalgamation") of 9222-0383 Quebec Inc. ("Subco"), a wholly-owned subsidiary of Richmont, and Louvem under Part IA of the Companies Act (Quebec). The Amalgamation was approved by the shareholders of Louvem at a general and special meeting of the shareholders of Louvem held on June 18, 2010. Pursuant to the amalgamation agreement entered into between Subco, Richmont and Louvem on May 18, 2010 (the "Amalgamation Agreement") Subco has amalgamated with Louvem to form a company known as Louvem Mines Inc. / La Société Minière Louvem Inc. ("Amalco"). The shareholders of Louvem other than Richmont will receive one common share of Richmont for each 5.4 issued and outstanding common shares of Louvem owned.

Louvem’s common shares (the "Shares") are expected to be de-listed from the TSX Venture Exchange on or about July 12, 2010. Louvem will then apply to the regulatory authorities in British Columbia, Alberta, Ontario and Quebec to cease to be a reporting issuer in each of these jurisdictions.

A letter of transmittal was sent to Louvem’s registered shareholders with Louvem’s information circular dated May 21, 2010. That letter sets out the procedure to be followed by registered shareholders in surrendering their Shares. The information circular and a copy of the letter of transmittal are available on Louvem’s SEDAR profile at www.sedar.com. In order to receive the common shares of Richmont to which he or she is entitled, a registered shareholder must deliver or send the completed and signed letter of transmittal, together with certificate(s) representing his or her Shares and all other required documents to Computershare Investor Services Inc. Any registered shareholder requiring assistance in surrendering his or her Shares should contact Computershare at 514 982-7591. Non-registered shareholders should consult their brokers or other intermediaries for information on surrendering their Shares.

About Richmont Mines Inc.

Richmont has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

For more information, please contact:

Jennifer Aitken	Media Contact:
Investor Relations	Marco Wingender
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 240
E-mail: jaitken@richmont-mines.com	E-mail: marco.wingender@edelman.com

Ticker symbol: RIC
Listing: TSX - NYSE Amex
Website: www.richmont-mines.com